BÖHLER-UDDEHOLM

RECEIVED

2007 NOV 20 A 8:31

OFFICE OF INTERNATIONAL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
U.S.A.

07028315

SUPPL

Tuesday, November 13, 2007
Tel: +43/1/7986901-22707, Fax: +43/1/7986901-22713
Rule 12g3-2(b) Submission of **Böhler-Uddeholm AG**
(the Company) File No. 82-[**4089**]

Dear Ladies and Gentlemen,

in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed a copy of our Report on the first three quarters 2007 and the corresponding Release to the press.

This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at Böhler-Uddeholm AG, 0043 1 798 6901-22707 or Antonio D'Amico of Skadden, Arps, Slate, Meagher & Flom in London at 011-44-171-248-9929 if you have any comments of questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return it to Ms. Hatrina D. Buerkle, Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D.C. 20005.

PROCESSED
DEC 05 2007
THOMSON
FINANCIAL

Best regards,
BÖHLER-UDDEHOLM Aktiengesellschaft
Investor Relations & Corporate Communications

Randolf Fochler

E. Ludwig
Eveline Ludwig

Enclosures:
cc: Antonio D'Amico, Esq.

dlw 12/3

BÖHLER-UDDEHOLM Aktiengesellschaft
Modecenterstrasse 14/A/3, A-1030 Vienna, Austria
Phone +43 1 798 69 01-22707; Fax +43 1 798 69 01-22713
e-Mail: randolf.fochler@bohler-uddeholm.com; http://www.bohler-uddeholm.com
FN 78568t, DVR-Nr. 55107, UID-Nr. ATU 36927509

BÖHLER UDDEHOLM

PRESS RELEASE

Böhler-Uddeholm announces results for the first three quarters of 2007:

- **Sales and earnings continue upward trend**
- **Demand remains strong at high level**
- **Further increase in capital expenditure**
- **Conversion of financial year scheduled for spring 2008**

Vienna, 13 November 2007 – Böhler-Uddeholm was able to continue its growth course during the third quarter of 2007 in spite of the summer months – the traditional seasonal effect was virtually nonexistent this year. Demand remained robust, and prices also held steady at a high level. The development of foreign exchange rates did not have a negative impact during the third quarter because Böhler-Uddeholm is well protected against this risk. Results for the first nine months of 2007 therefore show a sound picture, with a further increase in sales and earnings over the comparable period of the previous year.

During the third quarter of 2007, order intake rose from 657.4 m€ by 24% to 813.8 m€. For the first nine months of the reporting year, order intake rose from 2,009.5 m€ by 28% to 2,578.5 m€. Order backlog equaled 1,198.2 m€ as of 30 September 2007, which represents an increase of 44% over the 831.1 m€ recorded in the previous year.

Böhler-Uddeholm increased sales from 2,300.1 m€ by 19% to 2,728.8 m€ for the first three quarters of 2007. Of total Group sales, 62% were generated in the countries of the European Union, 20% in North and South America, 11% in Asia and 7% in other markets. An analysis of sales by division shows High Performance Metals with 70%, followed by Welding Consumables with 14%, Precision Strip with 9% and Special Forgings with 7%.

Earnings before interest and tax (EBIT) increased from 275.4 m€ by 28% to 351.9 m€, which reflects an EBIT margin of 12.9% compared to 12.0% in the previous year. Earnings before tax (EBT) rose from 253.9 m€ by 28% to 325.0m€. The tax rate for the Böhler-Uddeholm Group equaled 29% for the first three quarters of 2007 and remained unchanged to the comparable period of the previous year. Net income for the first nine months of the reporting year increased from 181.0 m€ by 27% to 230.8 m€.

The volume of investments rose from 141.5 m€ by 6% to 149.9 m€ for the reporting period. Following the conclusion of an extensive capital expenditure program during the first half of 2007, investments were again increased. These projects focus on the expansion of forging capacity as well as re-melting capacity for special materials, and will raise the volume of investments from the originally planned level of roughly 220 m€ to approximately 240 m€ for full-year 2007.

Outlook: fourth record year in succession.

The management of Böhler-Uddeholm AG assumes that the final months of 2007 will parallel the excellent three preceding quarters, and lead to new sales and earnings records for the full reporting year. Alloy prices could represent a risk, since a renewed increase in volatility is possible during the fourth quarter. The development of the markets in North America is also connected with a certain degree of uncertainty because the demand for tool steel and several strip steel products has fallen below expectations. In total, Böhler-Uddeholm expects steady and sound demand in all four divisions during the fourth quarter, which leads to an optimistic outlook for the coming business year.

Financial year adjusted to match voestalpine AG.
voestalpine AG acquired a majority stake in Böhler-Uddeholm AG during June 2007. In an extraordinary general meeting on 20 September 2007, the shareholders of Böhler-Uddeholm AG approved a change in the financial year of the Company to match the financial year of voestalpine (1 April to 31 March instead of 1 January to 31 December). Therefore, Böhler-Uddeholm will publish an interim report on the four calendar quarters of 2007 on 25 February 2008, and subsequently announce results for the 2007/08 financial year (the four quarters of 2007 plus one quarter of 2008) on 5 June 2008. Both reporting periods will be concluded with an annual general meeting.

Overview of core businesses.
The development of business in the *High Performance Metals Division* was influenced by a positive operating environment during the third quarter of 2007. The investments made in recent periods have proven to be successful and provided additional support for the division's growth. The start-up phase for the new rolling mill at Villares Metals in Sumarè (Brazil) was completed as planned and regular production will start during the fourth quarter of this year. Demand also remained strong during the summer months, clearly exceeding the 2006 level. It should be noted that the declines in orders for specialty stainless steels (flat), which are frequently mentioned in market analyses, do not relate to Böhler-Uddeholm because the Group does not manufacture these products. The demand on core markets was strong for all key products made by the High Performance Metals Division, only the sales volumes of tool steel in North America remained weak. The steady increase in sales volumes combined with high and stable prices allowed the division to record significant year-on-year growth in sales and earnings for the first nine months of 2007.

The *Welding Consumables Division* has shown a steady improvement from quarter to quarter, and also confirmed this trend during the reporting period. Sales volumes continued to rise throughout the third quarter, and prices remained at a high level. This favorable development was not limited to the European countries, but extended to all core markets of the division – covering welding electrodes as well as welding wire and soldering materials. Demand was sound, above all from customers in the energy sector (power plant construction, chemicals, petrochemicals, refineries, LNG tanks), and also from constructers of agricultural machinery (sugar industry) and steel plants. The division was therefore able to record a year-on-year increase in sales, earnings, profitability and order intake during the first nine months of 2007. All production facilities in the division reported high capacity utilization, and production at the new plant in China has started on schedule and without problems.

The *Precision Strip Division* recorded an altogether strong third quarter. The sound operating environment supported a further increase in order intake, with numerous customers making advance purchases to ensure sufficient capacity over the mid-term. The development of business gained momentum, above all in strip steel for saws used by the construction industry and metal processors as well as precision cold rolled strip for the paper industry, automobile producers and the watch industry. A regional analysis of sales shows the European market as particularly robust and high demand for most products in Asia and the USA. This led to an increase in sales volumes and the steady improvement of the product mix. The Precision Strip Division ended the first three quarters of 2007 with an increase in sales, earnings and order intake.

The *Special Forgings Division* continued its strong development during the third quarter of 2007, and the ramp-up phase for the new screw press in Kapfenberg (Austria) is proceeding as planned. Demand from aircraft and jet-engine manufacturers remained robust, while sales to the utility vehicle industry and machinery constructers showed positive development. However, the demand for forged turbine blades rose significantly compared with the previous quarters. This upturn resulted from an increase in the realization of power plant projects – a trend that has taken hold across the world. Sales volumes were higher throughout the

division, allowing for moderate adjustments to selling prices. As a result, the Special Forgings Division recorded a substantial increase in sales, earnings and order intake for the first nine months of 2007. Despite the negative impact of the unfavorable Euro-Dollar exchange rate, a further improvement was recorded in the EBIT margin.

For additional information contact: BÖHLER-UDDEHOLM AG, Investor Relations & Corporate Communications, Randolf Fochler, Telephone: +43 1 798 69 01-22707
The full report on the first three quarters of 2007 is available at www.bohler-uddeholm.com

Key Data for the First Three Quarters of 2007 (January – September)

in m€	1 – 9 / 2006	**1 – 9 / 2007**	y/y change
Net sales	2,300.1	**2,728.8**	19%
EBITDA	350.9	**433.6**	24%
EBITDA margin	*15.3 %*	***15.9%***	
EBIT	275.4	**351.9**	28%
EBIT margin	*12.0 %*	***12.9%***	
EBT	253.9	**325.0**	28%
Net income	181.0	**230.8**	27%
of which minority interest	1.7	**1.1**	(35%)
Order intake	2,009.5	**2,578.5**	28%
Order backlog	831.1	**1,198.2**	44%
Employees	14,256	**15,053**	6%

Key Data for the Third Quarter of 2007 (July – September)

in m€	Q3 / 2006	**Q3 / 2007**	y/y change
Net sales	751.7	**907.6**	21%
EBITDA	126.9	**149.4**	18%
EBITDA margin	*16.9 %*	***16.5%***	
EBIT	101.8	**122.8**	21%
EBIT margin	*13.5 %*	***13.5%***	
EBT	92.8	**111.9**	21%
Net income	65.0	**77.4**	19%
of which minority interest	0.6	**0.4**	(33%)
Order intake	657.4	**813.8**	24%

82-[4089]

REPORT FOR THE FIRST THREE QUARTERS OF 2007


THE MANY PLACES OF SUCCESS
BÖHLER UDDEHOLM
materializing visions

JANUARY – SEPTEMBER

according to IFRS	2007 in m€	2006 in m€	Change
Net sales	2,728.8	2,300.1	19%
EBITDA	433.6	350.9	24%
EBIT	351.9	275.4	28%
Earnings before tax (EBT)	325.0	253.9	28%
Net income	230.8	181.0	27%

according to IFRS	2007 in m€	2006 in m€	Change
Cash flow[1]	308.0	251.9	22%
Capital expenditure	149.9	141.5	6%
Order intake[2]	2,578.5	2,009.5	28%
Order backlog[2]	1,198.2	831.1	44%
Employees	15,053	14,256	6%

1) Before capital changes
2) At the production companies

A company of the **voestalpine** Group

DIRECTORS' REPORT ON THE FIRST THREE QUARTERS OF 2007

BÖHLER-UDDEHOLM GROUP

- Sales and earnings continue upward trend
- Demand remains strong at high level
- Further increase in capital expenditure
- Conversion of financial year scheduled for spring 2008

BÖHLER-UDDEHOLM was able to continue its growth course during the third quarter of 2007 in spite of the summer months – the traditional seasonal effect was virtually non existent this year. Demand remained robust, and prices also held steady at a high level. The development of foreign exchange rates did not have a negative impact during the third quarter because BÖHLER-UDDEHOLM is well protected against this risk. Results for the first nine months of 2007 therefore show a sound picture, with a further increase in sales and earnings over the comparable period of the previous year.

During the third quarter of 2007, order intake rose from 657.4 m€ by 24% to 813.8 m€. For the first nine months of the reporting year, order intake rose from 2,009.5 m€ by 28% to 2,578.5 m€. Order backlog equaled 1,198.2 m€ as of 30 September 2007, which represents an increase of 44% over the 831.1 m€ recorded in the previous year.

BÖHLER-UDDEHOLM increased sales from 2,300.1 m€ by 19% to 2,728.8 m€ for the first three quarters of 2007. Of total Group sales, 62% were generated in the countries of the European Union, 20% in North and South America, 11% in Asia and 7% in other markets. An analysis of sales by division shows High Performance Metals with 70%, followed by Welding Consumables with 14%, Precision Strip with 9% and Special Forgings with 7%.

Earnings before interest and tax (EBIT) increased from 275.4 m€ by 28% to 351.9 m€, which reflects an EBIT margin of 12.9% compared to 12.0% in the previous year. Earnings before tax (EBT) rose from 253.9 m€ by 28% to 325.0 m€. The tax rate for the BÖHLER-UDDEHOLM Group equaled 29% for the first three quarters of 2007 and remained unchanged to the comparable period of the previous year. Net income for the first nine months of the reporting year increased from 181.0 m€ by 27% to 230.8 m€.

The volume of investments rose from 141.5 m€ by 6% to 149.9 m€ for the reporting period. Following the conclusion of an extensive capital expenditure program during the first half of 2007, investments were again increased. These projects focus on the expansion of forging capacity as well as re-melting capacity for special materials, and will raise the volume of investments from the originally planned level of roughly 220 m€ to approximately 240 m€ for full-year 2007.

OVERVIEW OF CORE BUSINESSES.

The development of business in the High Performance Metals Division was influenced by a positive operating environment during the third quarter of 2007. The investments made in recent periods have proven to be successful and provided additional support for the division's growth. The start-up phase for the new rolling mill at Villares Metals in Sumarè (Brazil) was completed as planned and regular production will start during the fourth quarter of this year. Demand also remained strong during the summer months, clearly exceeding the 2006 level. It should be noted that the declines in orders for specialty stainless steels (flat), which are frequently mentioned in market analyses, do not relate to BÖHLER-UDDEHOLM because the Group does not manufacture these products. The demand on core markets was strong for all key products made by the High Performance Metals Division, only the sales volumes of tool steel in North America remained weak. The steady increase in sales volumes combined with high and stable prices allowed the division to record significant year-on-year growth in sales and earnings for the first nine months of 2007.

The Welding Consumables Division has shown a steady improvement from quarter to quarter, and also confirmed this trend during the reporting period. Sales volumes continued to rise throughout the third quarter, and prices remained at a high level. This favorable development was not limited to the European countries, but extended to all core markets of the division – covering welding electrodes as well as welding wire and soldering materials. Demand was sound, above all from customers in the energy sector (power

SALES BY REGION



62% EU
20% AMERICAS
11% ASIA
4% OTHER EUROPE
2% AUSTRALIA
1% AFRICA

plant construction, chemicals, petrochemicals, refineries, LNG tanks), and also from constructers of agricultural machinery (sugar industry) and steel plants. The division was therefore able to record a year-on-year increase in sales, earnings, profitability and order intake during the first nine months of 2007. All production facilities in the division reported high capacity utilization, and production at the new plant in China has started on schedule and without problems.

The Precision Strip Division recorded an altogether strong third quarter. The sound operating environment supported a further increase in order intake, with numerous customers making advance purchases to ensure sufficient capacity over the mid-term. The development of business gained momentum, above all in strip steel for saws used by the construction industry and metal processors as well as precision cold rolled strip for the paper industry, automobile producers and the watch industry. A regional analysis of sales shows the European market as particularly robust and high demand for most products in Asia and the USA. This led to an increase in sales volumes and the steady improvement of the product mix. The Precision Strip Division ended the first three quarters of 2007 with an increase in sales, earnings and order intake.

The Special Forgings Division continued its strong development during the third quarter of 2007, and the ramp-up phase for the new screw press in Kapfenberg (Austria) is proceeding as planned. Demand from aircraft and jet-engine manufacturers remained robust, while sales to the utility vehicle industry and machinery constructers showed positive development. However, the demand for forged turbine blades rose significantly compared with the previous quarters. This upturn resulted from an increase in the realization of power plant projects – a trend that has taken hold across the world. Sales volumes were higher throughout the division, allowing for moderate adjustments to selling prices. As a result, the Special Forgings Division recorded a substantial increase in sales, earnings and order intake for the first nine months of 2007. Despite the negative impact of the unfavorable Euro-Dollar exchange rate, a further improvement was recorded in the EBIT margin.

OUTLOOK: FOURTH RECORD YEAR IN SUCCESSION.

The management of BÖHLER-UDDEHOLM AG assumes that the final months of 2007 will parallel the excellent three preceding quarters, and lead to new sales and earnings records for the full reporting year. Alloy prices could represent a risk, since a renewed increase in volatility is possible during the fourth quarter. The development of the markets in North America is also connected with a certain degree of uncertainty because the demand for tool steel and several strip steel products has fallen below expectations. In total, BÖHLER-UDDEHOLM expects steady and sound demand in all four divisions during the fourth quarter, which leads to an optimistic outlook for the coming business year.

FINANCIAL YEAR ADJUSTED TO MATCH VOESTALPINE AG.

voestalpine AG acquired a majority stake in BÖHLER-UDDEHOLM AG during June 2007. In an extraordinary general meeting on 20 September 2007, the shareholders of BÖHLER-UDDEHOLM AG approved a change in the financial year of the Company to match the financial year of voestalpine (1 April to 31 March instead of 1 January to 31 December). Therefore, BÖHLER-UDDEHOLM will publish an interim report on the four calendar quarters of 2007 on 25 February 2008, and subsequently announce results for the 2007/08 financial year (the four quarters of 2007 plus one quarter of 2008) on 5 June 2008. Both reporting periods will be concluded with an annual general meeting.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS ON THE FIRST THREE QUARTERS OF 2007 ACCORDING TO IFRS

BÖHLER-UDDEHOLM GROUP

CONSOLIDATED BALANCE SHEET

ASSETS		30/9/2007 in k€	31/12/2006 in k€
A.	**Non-current assets**		
I.	Property, plant and equipment	914,167.7	865,881.4
II.	Goodwill	43,849.0	42,762.4
III.	Other intangible assets	11,651.7	14,476.3
IV.	Investments in associates	114.5	114.5
V.	Other financial assets	39,869.1	30,167.6
VI.	Deferred tax assets	62,713.0	61,927.7
		1,072,365.0	**1,015,329.9**
B.	**Current assets**		
I.	Inventories	1,182,908.0	1,043,443.5
II.	Accounts receivable from trade	697,600.1	598,469.9
III.	Accounts receivable from affiliated companies	20,053.3	1,126.0
IV.	Income tax receivables	1,902.7	1,516.8
V.	Other receivables	104,343.6	78,092.1
VI.	Other securities	1,148.1	573.7
VII.	Cash and cash equivalents	108,554.8	117,981.7
VIII.	Prepaid expenses	16,805.7	13,634.5
		2,133,316.3	**1,854,838.2**
	Total assets	**3,205,681.3**	**2,870,168.1**

SHAREHOLDERS' EQUITY AND LIABILITIES		30/9/2007 in k€	31/12/2006 in k€
A.	**Shareholders' equity**		
I.	Share capital	102,000.0	102,000.0
II.	Capital reserves	423,599.6	423,599.6
III.	Revenue reserves	847,819.0	585,662.9
IV.	Minority interest	10,200.5	9,728.6
V.	Retained earnings[1]	(22,253.2)	106,157.6
		1,361,365.9	**1,227,148.7**
B.	**Non-current liabilities**		
I.	Interest bearing debt	485,546.5	405,464.0
II.	Deferred tax liabilities	49,787.9	50,249.3
III.	Severance and pension provisions	278,622.8	277,902.0
IV.	Other long-term provisions	56,501.1	56,888.2
V.	Other long-term liabilities	7,202.9	8,530.8
		877,661.2	**799,034.3**
C.	**Current liabilities**		
I.	Accounts payable from trade	360,105.9	326,173.5
II.	Payments on account	5,266.0	2,711.7
III.	Short-term borrowings	176,783.7	161,363.9
IV.	Current portion of interest-bearing debt	47,420.5	60,576.7
V.	Short-term provisions	158,816.2	145,050.9
VI.	Income tax liabilities	64,847.3	40,199.2
VII.	Other short-term liabilities	147,652.8	103,472.1
VIII.	Prepaid income	5,761.8	4,437.1
		966,654.2	**843,985.1**
	Total shareholders' equity and liabilities	**3,205,681.3**	**2,870,168.1**

1) This position solely represents the retained earnings of BÖHLER-UDDEHOLM AG and does not include any income from shares of affiliated companies as at 30/9.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS ON THE FIRST THREE QUARTERS OF 2007 ACCORDING TO IFRS

BÖHLER-UDDEHOLM GROUP

CONSOLIDATED INCOME STATEMENT	1–9/2007 in m€	1–9/2006 in m€	Q3 2007 in m€	Q3 2006 in m€
Net sales	**2,728.8**	**2,300.1**	**907.6**	**751.7**
Cost of sales	(1,965.4)	(1,618.6)	(652.4)	(508.4)
Gross profit	**763.4**	**681.5**	**255.2**	**243.3**
Other operating income	54.5	36.5	23.6	6.4
Distribution expense	(296.2)	(284.9)	(96.5)	(95.7)
Administrative expense	(121.5)	(118.0)	(39.6)	(38.8)
Other operating expense	(48.3)	(39.7)	(19.9)	(13.4)
Earnings before interest and tax (EBIT)	**351.9**	**275.4**	**122.8**	**101.8**
Interest expense (net)	(28.8)	(22.5)	(11.9)	(9.3)
Other financial result	1.9	1.0	1.0	0.3
Financial result	**(26.9)**	**(21.5)**	**(10.9)**	**(9.0)**
Earnings before tax (EBT)	**325.0**	**253.9**	**111.9**	**92.8**
Income tax expense	(94.2)	(72.9)	(34.5)	(27.8)
Net income	**230.8**	**181.0**	**77.4**	**65.0**
thereof attributable to equity holders of the parent	229.7	179.3	77.0	64.4
thereof attributable to minority interest	1.1	1.7	0.4	0.6
Basic earnings per share (in €)	4.5	3.5	1.5	1.3
Diluted earnings per share (in €)	4.5	3.5	1.5	1.3
Average number of shares outstanding				
– basic	51,000,000	51,000,000	51,000,000	51,000,000
– diluted	51,000,000	51,000,000	51,000,000	51,000,000
Depreciation	81.7	75.5	26.6	25.1
Currency gains (losses)	9.3	7.6	8.0	4.2

CHANGES IN SHAREHOLDERS' EQUITY	2007 in m€	2006 in m€
Shareholders' equity as of 1/1	**1,227.1**	**1,105.9**
Net income	230.8	181.0
Translation reserve	9.9	(19.0)
Dividend paid	(104.6)	(95.6)
Other	(1.8)	(3.2)
Shareholders' equity as of 30/9	**1,361.4**	**1,169.1**

CONSOLIDATED STATEMENT OF CASH FLOWS	2007 in m€	2006 in m€
Cash and cash equivalents as of 1/1	**118.6**	**114.0**
Cash flow before capital changes	308.0	251.9
± Change in working capital	(148.4)	(31.6)
Cash flow from operating activities	159.6	220.3
Cash flow from investing activities	(134.8)	(125.2)
Cash flow from financing activities	(33.7)	(69.2)
Change in cash and cash equivalents	(8.9)	25.9
Cash and cash equivalents as of 30/9	**109.7**	**139.9**

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS ON THE FIRST THREE QUARTERS OF 2007 ACCORDING TO IFRS

BÖHLER-UDDEHOLM GROUP

SEGMENT OVERVIEW

High Performance Metals	1–9/2007 in m€	1–9/2006 in m€	Change
Sales	2,014.5	1,688.9	19%
EBIT	262.1	208.9	25%
Order intake	1,654.6	1,304.2	27%
Order backlog	702.1	485.7	45%
Welding Consumables			
Sales	403.5	319.2	26%
EBIT	49.9	34.5	45%
Order intake	427.5	348.1	23%
Order backlog	88.0	67.2	31%
Other/Consolidation			
Sales	(153.6)	(132.0)	16%
EBIT	(17.3)	(10.9)	59%
Order intake	(111.5)	(104.0)	7%

Precision Strip	1–9/2007 in m€	1–9/2006 in m€	Change
Sales	257.3	246.6	4%
EBIT	41.1	34.8	18%
Order intake	357.9	258.1	39%
Order backlog	141.4	47.6	197%
Special Forgings			
Sales	207.1	177.4	17%
EBIT	16.1	8.1	99%
Order intake	250.0	203.1	23%
Order backlog	266.7	230.6	16%
Group			
Sales	2,728.8	2,300.1	19%
EBIT	351.9	275.4	28%
Order intake	2,578.5	2,009.5	28%
Order backlog	1,198.2	831.1	44%

STOCK MARKET INDICATORS

	1–9/2007 in €	1–9/2006 in €
Low	49.86	34.81
High	81.39	51.62
Price at 30/9	73.44	44.36
Market cap at 30/9 (in m€)	3,745.44	2,262.36

FINANCIAL CALENDAR 2007/08

Results for 2007 (four quarters)	25 February 2008
Results for 2007/08 (four quarters 2007 + one quarter 2008)	5 June 2008
Annual General Meeting	23 June 2008
Ex-Dividend Day	25 June 2008
Payment of Dividends	3 July 2008

SHARE PRICE PERFORMANCE (10/4/1995–30/9/2007)



%
900
700
500
300
100
73.44 €
1/1/1996
1/1/1997
1/1/1998
1/1/1999
1/1/2000
1/1/2001
1/1/2002
1/1/2003
1/1/2004
1/1/2005
1/1/2006
1/1/2007
BÖHLER-UDDEHOLM AG
Austrian Traded Index (ATX), indexed

GENERAL NOTES.

The consolidated interim financial statements of BÖHLER-UDDEHOLM AG for the first nine months of 2007 were prepared in accordance with International Financial Reporting Standards (IFRS), specifically IAS 34 – Interim Financial Reporting. The accounting and valuation principles used in preparing the consolidated financial statements for the 2006 financial year were applied without change.

Data in the consolidated interim financial statements are shown in thousand Euros (k€); the figures in the income statement and notes are shown in million Euros (m€) unless stated otherwise.

These consolidated interim financial statements were not audited or reviewed by a chartered accountant.

CONSOLIDATION RANGE.

The consolidation range was established in accordance with the principles set forth in IAS 27 (Consolidated and Separate Financial Statements). It comprises 18 domestic and 141 foreign subsidiaries, which are under the de jure and de facto control of BÖHLER-UDDEHOLM AG.

A further 5% of the shares in ENPAR Sonderwerkstoffe GmbH, Gummersbach, were acquired in March 2007, which raised the Group's stake in this company to 85%. This transaction resulted in goodwill of 0.9 m€.

The increase in the Austrian consolidation range from 15 to 18 subsidiaries is related to the change in the legal form of Böhler Edelstahl GmbH & Co KG and Böhler Bleche GmbH & Co KG, and the subsequent creation of limited partnerships in which the general partner is a limited liability company. Smaller acquisitions accomplished in the areas of distribution and machining during the reporting year will be included in the Group accounts as per fourth quarter 2007.

In accordance with IAS 31 (Interests in Joint Ventures), the proportional method is used to consolidate the joint venture GBT Gedik Böhler Thyssen Kaynak Sanayi ve Ticaret Anonim Sirketi, Istanbul.

Furthermore, one domestic company is included in the consolidated financial statements "at equity".

SEASONALITY OF BUSINESS.

The large share of sales generated in the countries of the European Union generally leads to a slight decline in sales volumes during the summer months of a typical business year (excluding acquisition effects). The substantially weaker demand in the northern hemisphere during the months of July and August is almost entirely offset by higher sales volumes recorded by the Brazilian production companies of the Group during this same period.

NOTES TO THE INCOME STATEMENT.

In comparison with the first three quarters of the 2006 Business Year, the BÖHLER-UDDEHOLM Group recorded an organic increase in consolidated sales from 2,300.1 m€ by 428.7 m€ or 19% to 2,728.8 m€. Sales for the third quarter from July to September 2007 totaled 907.6 m€ and exceeded the comparable prior year figure (751.7 m€) by 21%. Earnings before interest and tax (EBIT) reached 351.9 m€ for the first nine months, which represents an increase of 28% over the comparable period of 2006 (275.4 m€). EBIT equaled 122.8 m€ for the third quarter of 2007, or 21% more than in the same quarter of 2006 (101.8 m€). Results for the third quarter of 2007 included no non-recurrent or a-periodic transactions.

Tax expense for the period was based on an estimated Group tax rate of 29%.

The number of shares issued remained unchanged at 51 million. Therefore, earnings per share for the first nine months of 2007 equaled 4.5 € (previous year, after the stock split: 3.5 €).

NOTES TO THE STATEMENT OF CASH FLOWS.

The strong results recorded for the first three quarters led to an increase in cash flow before capital changes from 251.9 m€ by 22% to 308.0 m€. The significant sales-related growth in net current assets, above all inventories and accounts payable from trade, resulted in cash flow from operating activities of 159.6 m€; in comparison to the first nine months of the prior year (220.3 m€), this represents a decline of 28%. After the deduction of –134.8 m€ in cash flow from investing activities, free cash flow equals 24.8 m€ (2006: 95.1 m€).

NOTES TO THE BALANCE SHEET.

Investments made during the first three quarters of 2007 totaled 149.9 m€ (2006: 141.5 m€). The marked growth in sales triggered a significant rise in inventories and accounts receivable from trade, which increased net debt to 599.1 m€ (as of 31 December 2006: 517.7 m€). Based on Group equity, gearing equaled 44% as of 30 September 2007 (as of 31 December 2006: 42%).

Equity rose to 1.361.4 m€ as of 30 September 2007 (balance as of 31 December 2006: 1,227.1 m€), while the foreign exchange differences included in this amount totaled 9.9 m€. In addition, BÖHLER-UDDEHOLM AG made a dividend payment of 104.6 m€ during the second quarter. The equity ratio equaled 43% as of 30 September 2007.

FURTHER INFORMATION:

BÖHLER-UDDEHOLM AG
Investor Relations &
Corporate Communications Department
Randolf Fochler

Phone: (+43-1) 798 6901-22707
Fax: (+43-1) 798 6901-22713
randolf.fochler@bohler-uddeholm.com
www.bohler-uddeholm.com

Reuters: BHLR.VI
Bloomberg: BUD AV
Dow Jones: R.BUD
Bridge: AT;BUD
ADR symbol: BDHHY
ÖTOB symbol: BUD

END